SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS reported consolidated net income of R$ 4.566 million in the fourth quarter of 2004 (4Q04). For the full year 2004, PETROBRAS’ consolidated net income was R$ 17.861 million. Consolidated net operating revenues in 4Q04 were R$ 28.692 million and R$108.202 million for the full year 2004. The Company’s market value was R$ 112.458 million on December 31, 2004, 29% increase over the previous year.

  Consolidated net income in 4Q04 was R$ 4.566 million, growth of 51% over 4Q03, due to the alignment to international prices of the sales prices of some by-products in the domestic market and to the exchange rate, which resulted in profitable sales margins in the country, and to international prices on exports and sales in the international market. This was partly offset by the increase in unit sales costs, which were caused by: higher personnel expenses resulting from the salary adjustment conceded in the collective bargaining agreement, the increase in the number of employees, the actuarial revision of pension and health plan expenses, the increased share of imported oil over the total processing mix, and to the higher costs related to oil and by-product imports due to higher international prices and higher volumes of imported oil and by-products. The additional provision in 4Q03 to contingent liabilities relative to the financial exposure with businesses related to the energy segment (R$ 1.415 million), also contributed to 4Q03 net income being higher than 4Q03 net income.

  Consolidated gross sales in 4Q04 were R$ 39.637 million, and net operating income was R$ 28.692 million in 4Q03. Gross and net sales were R$ 33.199 million and R$ 23.952 million, respectively. In fiscal year 2004, consolidated gross sales were R$ 150.403 million and net sales were R$ 108.202 million (R$ 131.988 million and R$ 95.743 million, respectively, in 2003).

  In 4Q04, total production of oil, NGL and natural gas remained stable in comparison to the same period of the prior year, reaching an average during the quarter of 2,040 thousand barrels of oil equivalent per day. Production of oil and NGL in Brazil reached an average of 1,511 thousand barrels/day, with 81% coming from the Campos Basin (1,221 thousand barrels/day). The production of by-products in the country in 4Q04 increased 8% over 4Q03, reaching a nominal capacity utilization rate of 89% at the refineries.

  Proven reserves in Brazil in 2004, estimated according to SPE (Society of Petroleum Engineers) criteria, were 13.0 billion barrels of oil equivalent, 3.3% higher than in 2003. Production in 2004 was 0.60 billion boe, which is equivalent to a reserve replacement rate of 1.70 boe. International proven reserves, which include the reserves of PETROBRAS ENERGIA S/A – PEPSA, were 1.9 billion barrels of oil equivalent in 2004 (SPE criteria), which, in comparison to international production in 2004 (0.10 billion boe), resulted in a reserve replacement rate of 0.68 boe. As per SEC criteria, proven reserves in 2004 were 10.6 billion boe in Brazil, and 1.3 boe outside of Brazil (10.4 billion boe in 2004 and 1.2 billion boe in 2003).

  Net indebtedness of the Petrobras System on December 31, 2004, was R$ 33.813 million, a 3% reduction in relation to December 31, 2003, due largely to the 8,1% appreciation of the real against the U.S. dollar over the amount of consolidated debt.

  The results reported by the Company in 4Q04 resulted in high cash generation, with EBITDA of R$ 9,0 billion, 43% higher than in 4Q03. In fiscal year 2004, EBITDA was R$ 35,9 billion (R$ 32.6 billion in 2003).

  In fiscal year 2004, Petrobras invested R$ 21.774 million, largely in developing its oil and natural gas production capacity (66% of direct investments in the country and 64% of total investments), plus investment in the distribution segment through acquisition of Liquigás Distribuidora S.A. (ex-AGIP do Brasil), for R$ 865 million. These amounts do not include investments via off-balance sheet SPEs, which totaled approximately R$ 775 million.

  Petrobras’ annual result and the generation of cash in fiscal year 2004 are allowing the Board of Directors to propose a distribution of dividends related to the fiscal year in the amount of R$ 5.044 million (R$ 4,60 per share) at the next Shareholders Meeting on March 31, 2005. Included in this dividend is interest on own capital in the amount of R$ 4.386 million (R$ 4,00 per share), subject to withholding tax of 15%, except for those immune and exempt shareholders, of which R$ 3.290 million was paid to shareholders on February 15, 2005. The dividend for fiscal year 2004 represents 4.3% and 4.7% (6.2% and 6.8% in 2003) of the market value of ordinary and preferred shares – “Dividend Yield,” respectively.

  The value added by the Petrobras System in fiscal year 2004 was R$ 97.199 million (R$ 80.996 million in 2003) due to income in the period, which resulted in economic contribution to the country through the generation of taxes, duties, social contribution and government participation in the amount of R$ 59.202 million (R$ 52.374 million in fiscal year 2003), added value to shareholders in the amount of R$ 17.861 million (R$ 17.795 million in 2003), and recognition of interest, exchange rate effects, rent and freight expenses, expenses with financial institutions and suppliers in the amount of R$ 13.036 million (R$ 4.776 million in fiscal year 2003).

  On December 31, 2004, Petrobras’ market value was R$ 112.458 million, a 29% increase over market value on December 31, 2003, which represents 175% of the Holding Company’s net equity (R$ 64.254 million).

This document is separated into 5 sections:

PETROBRAS SYSTEM	Index	PETROBRAS	Index
Financial Performance	3	Financial Statements	33
Operating Performance	4
Financial Statements	18
Appendices	26

PETROBRAS SYSTEM	Operating Performance

A Word from the President, Mr. José Eduardo de Barros Dutra

It is with great pleasure that we present you, our shareholders, with the results of fiscal year 2004. It was a year marked by important events, consolidation of strategies, and development of new businesses and markets.

Throughout the year we invested R$ 21.774 million in Brazil and abroad, not counting our project finance investments. This significant volume of investments was made possible by our own cash generation, through a policy of realistic pricing, and by access to the capital markets, which guaranteed not only the feasibility of our operations, but also generated excellent results. Our net income was R$ 17.861 million in fiscal year 2004, comparable to the excellent result obtained in 2003 (R$ 17.795 million). In the fourth quarter of 2004, our profit reached R$ 4.566 million, an increase of 51% over the same period of last year.

The excellent result and strong cash generation in fiscal year 2004 are allowing the Board of Directors to propose a distribution of dividends in the amount of R$ 5.044 million (R$ 4,60 per share) at the next Shareholders’ Meeting on March 31, 2005. Included in this dividend is interest on own capital in the amount of R$ 4.386 million (R$ 4,00 per share).

In operations, the successes obtained throughout the course of the year were many. Following are a few highlights:

  Increase of 3.3% in proven oil, condensate and natural gas reserves (SPE criteria), when 1.02 billion boe were appropriated during 2004. Of special note are the areas annexed to the Golfinho field, Baleia Azul, Baleia Anã and Baleia Bicuda on the coast of Espírito Santo, Piranema on the coast of Sergipe, and Lagosta on the coast of São Paulo;

  The start of oil production at FPSO P-43, with production capacity of 150,000 barrels per day in the Barracuda field in the Campos Basin;

  Signature of a Memorandum of Understanding with the company Sevan Marine, for use of platform SSP 300 in the Piranema field, which will produce off the coast of the state of Sergipe;

  The discovery of light crude (38 degrees API), of excellent quality and value, opening a new exploratory front in the Terrestre Basin in Rio Grande do Norte, in the municipality of Serra do Mel in the western region of the Potiguar Basin;

  The start of full operation of the second coke unit at the REPLAN refinery (Paulínia) and the hydro-desulfurized diesel unit (HDS) at the Presidente Getúlio Vargas Refinery in Paraná (REPAR). The REPLAN unit has the capacity to process 31 million barrels per day of vacuum residuals, and transform them into lighter products. The main purpose of the HDS unit at REPAR is to improve the quality of final products, reducing the tenor of sulfur of a diesel chain to less than 500 parts per million (ppm);

  Acquisition of all the shares of Agip do Brasil S.A. by the subsidiary Petrobras Distribuidora. This acquisition contributed to expanding our market share in LPG distribution. It also consolidates our presence in the automobile fuel distribution market in determined regions in Brazil;

  Association of the Petrobras System in the management of Companhia de Gás de Minas Gerais – GASMIG, seeking to expand Petrobras’ share in the promising market of natural gas;

  Gaspetro, a company controlled by Petrobras, exercised a purchase option to acquire shares in the natural gas distribution company CEG-RIO;

  Approval of the conditions agreed upon for the purchase of all the shares held by EDP do Brasil in the Fafen Energia Thermoelectric Plant located in the municipality of Camaçari, State of Bahia;

  Reorganization of the assets in Argentina through absorption by Petrobras Energia (PESA) of subsidiaries and shareholder participation of Petrobras (Eg3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L.). The conclusion of this operation will create a more efficient corporate structure in Argentina that encourages synergies;

  Implantation throughout the Company of the Integrated Company Management System (SAP-ERP), which is comprised of a group of software programs that integrate all the Company’s standard information processes using a single database that is updated in real time, allowing the control of all operating activities;

  Creation of a Committee for Social Responsibility and Environmental Management, linking the Business Committee, which will guide and structure it, and establish directives in the field of social and environmental responsibility throughout the Company.

The transparent and ethical management of the Company’s businesses, our ongoing goal to treat our market analysts, investors, shareholders and interested public parties in an equitable and trustworthy manner, and the quality and reliable information we furnish, led to our second consecutive annual award for the best “site in the oil, gas and petrochemical sector” in the world, according to the technical criteria of specialized companies in the sector.

It is noteworthy that the search for positive results and return for our shareholders, the best use of company and commercial practices has also brought us great challenges. Pending issues from the past that need to be resolved with courage and determination are being discussed and brought to the forefront. In this context, we are seeking to negotiate a solution that will guarantee the interests of our shareholders and investors regarding Merchant thermoelectric plants (TermoCeará and Macaé Merchant). In addition, we are streamlining our models of additional health and social security, seeking to provide our employees with tranquility, and total transparency for our shareholders and investors.

Overcoming these challenges has always been part of Petrobras’ story, and with creativity and determination the Company is consolidating its bases for sustainable growth, with social and environmental responsibility being one of the foundations for building its future, and combining the entrepreneur interests with those who share in its development and growth.

Consolidated Net Income and Economic Indicators

Petrobras, its subsidiaries and assigns, reported consolidated net income of R$ 17.861 million in fiscal year 2004, which was stable in relation to fiscal year 2003.

R$ Million
	Fourth Quarter				Fiscal Year
3Q-2004	2004	2003	Δ %		2004	2003	Δ %
40,510	39,637	33,199	19	Gross Operating Revenue	150,403	131,988	14
29,075	28,692	23,952	20	Net Operating Revenue	108,202	95,743	13
7,671	7,371	4,932	49	Operating Profit(1)	29,815	27,533	8
(22)	(451)	(156)	189	Financial Result	(2,418)	1,350	(279)
5,488	4,566	3,021	51	Net Income	17,861	17,795	0
5.01	4.16	2.76	51	Net Income per Share	16.29	16.23	0
109,152	112,458	87,459	29	Market Value (Parent Company)	112,458	87,459	29

41	41	44	(3)	Gross Margin (%)	42	45	(3)
26	26	21	5	Operating Margin (%)	28	29	(1)
19	16	13	3	Net Margin (%)	17	19	(2)
9,235	8,952	6,263	43	EBITDA – R$ million	35,988	32,615	10
N/A	N/A	N/A	-	ROE (%)	31	39	(8)
N/A	N/A	N/A	-	ROCE (%)	23	24	(1)

				Financial and Economic Indicators
41.54	44.00	29.41	50	Brent (US$/bbl)	38.21	28.84	32
2.9773	2.7862	2.9000	(4)	US Dollar Average Price - Sale (R$)	2.9262	3.0745	(5)
2.8586	2.6544	2.8892	(8)	US Dollar Last Price - Sale (R$)	2.6544	2.8892	(8)

(1)	Earnings before financial revenues and expenses, net equity and taxes.
(2)	Operating income before financial results and net equity + depreciation, amortization, abandoned wells.

The main factors that contributed to consolidated net income in fiscal year 2004 in relation to fiscal year 2003 were:

  R$ 2.252 million increase in gross earnings mainly due to:

R$ Million
	Net Revenues	Cost of Goods Sold	Gross Income
Increase in volumes sold in the domestic market	4,452	(2,314)	2,138
Increase in domestic market price	4,160	-	4,160
Reduced export volume	(1,144)	569	(575)
Increased export price	1,420	-	1,420

Increased import cost, mainly oil	-	(5,820)	(5,820)
Increased expenses re: government participation in the country	-	(957)	(957)
Reduced third-party, consortium and structured project expenses	-	784	784
Increased refining cost	-	(606)	(606)
Effect of exchange rate on revenues and costs of controlled companies abroad	(1,477)	1,129	(348)
Increased offshore operations	1,633	(1,606)	27
Increased gross income of BR	736	-	736
Increased of cost and sales of International Area	3,380	(2,250)	1,130

  Increased sales expenses (R$ 1.388 million), to handle the logistics for the higher sales volumes in the period and increased sea freight expenses.

  Higher general and administrative expenses (R$ 863 million), by virtue of increased personnel expenses due to the collective bargaining agreements of 2005/2004 and 2004/2003, the higher number of employees working within the Petrobras System, the expenses related to health and pension plans, the actuarial adjustments in December 2003, and maintenance expenses for networks and software licenses (R$ 124 million).

  Write-off of oil wells that were identified as being dry or sub-commercial (R$ 365 million), and the signature bonus for Block 34 in Angola (R$ 192 million). This was offset by the revised estimated expenses for future well abandonment and dismantling of oil and gas production areas, which generated a gain of R$ 412 million.

  Higher tax expenses (R$ 223 million), mainly due to the increased PASEP/COFINS rate as of February, instituted by Law No, 10,865.

  Reduction of other operating expenses by R$ 2.727 million, a reflection of the extraordinary recognition in 2003 of adjustment to market value of the turbines that were initially intended for use at the thermoelectric plants (R$ 330 million); the additional provision for losses related to contractual financial exposure of R$ 2.187 million. In 2004, these items offset the increases in contracted services linked to advertising and institutional propaganda (R$ 141 million) and to the growth in the actuarial expense for retirees’ pension and health plans (R$ 507 million).

  A negative financial result of R$ 2.418 million in 2004 against a positive result of R$ 1.350 million in 2003, due to:

The effects of lower appreciation of the real in 2004 in relation to 2003, and the behavior of the Argentine peso against a basket of foreign currencies that comprise consolidated net debt and other monetary items (R$ 1.796 million);

A reduction in revenues over financial income (R$ 329 million), a function of lower amounts, as well as profitability of the funds in Brazil, predominantly linked to securities notes;

Exchange rates effect on the balance related to the Petrobras System that is indexed to the US dollar (R$ 403 million);

Financial losses in hedge operations at Petrobras’ controlled companies in Argentina (R$ 461 million); and

Recognition of financial expenses by the repurchase of notes issued by subsidiaries (R$ 337 million);

  Reduction in share loss in foreign subsidiaries (R$ 691 million impact), as a function of the appreciation of the real against the dollar, which was lower in 2004 than in 2003 (8.1% in fiscal year 2004 and 18.2% in 2003).

  Reduced provision for income tax and social contribution on income in the amount of R$ 566 million, a function of lower basic net income for taxes and recognition of fiscal credits in Argentina in the amount of R$ 239 million.

	Fourth Quarter				Fiscal Year
3Q-2004	2004	2003	Δ %		2004	2003	Δ %

Exploration & Production - Thousands bpd

1,692	1,680	1,680	-	Oil and LNG production	1,661	1,701	(2)
1,523	1,511	1,513	-	Domestic	1,493	1,540	(3)
169	169	167	1	International	168	161	4
368	360	343	5	Natural Gas production(1)	359	335	7
270	267	256	4	Domestic	265	250	6
98	93	87	7	International	94	85	11

2,060	2,040	2,023	1	Total production	2,020	2,036	(1)

(1)	Does not include liquified gas and includes reinjected gas

Average Sales Price - US$ per bbl
				Oil (US$/bbl)
36.14	35.11	26.79	31	Brazil(2)	33.49	27.09	24
28.03	27.48	25.88	6	International	26.36	22.71	16
				Natural Gas (US$/mcf)
10.62	12.81	11.22	14	Brazil(3)	11.56	10.50	10
6.60	7.39	6.82	8	International	6.96	6.84	2
(2)	Average of the exports and internal transfer prices from E&P to Supply.

Refining, Transport and Supply - Thousands bpd

439	452	310	46	Crude oil imports	450	319	41
166	132	57	132	Oil product imports	109	105	4
137	126	102	24	Import of gas, alcohol and others	124	89	39
208	137	260	(47)	Crude oil exports	181	233	(22)
258	193	184	5	Oil product exports	228	213	7
5	10	2	400	Fertilizer and Others Exports	6	6	-
271	370	23	1,509	Net imports	268	61	339
1,763	1,833	1,698	8	Output of oil products	1,797	1,732	4
1,659	1,727	1,604	8	• Brazil	1,696	1,639	3
104	106	94	13	• International	101	93	9
2,125	2,125	2,085	2	Primary Processed Installed Capacity	2,125	2,085	2
1,996	1,996	1,956	2	• Brazil	1,996	1,956	2
129	129	129	-	• International	129	129	-
				Use of Capacity
86	89	81	8	• Brazil	87	82	5
79	83	73	10	• International	78	73	5
77	77	79	(2)	Domestic crude as % of total feedstock processed	76	80	(4)

Cost - US$/barrel
				Lifting Costs:
				• Brazil
4.03	4.69	3.96	18	• • without government participation	4.26	3.36	27
10.65	12.43	9.10	37	• • with government participation	10.70	8.50	26
2.53	2.90	2.74	6	• International	2.60	2.46	6
				Refining cost
1.27	1.58	1.53	3	• Brazil	1.34	1.14	18
1.22	1.22	1.29	(5)	• International	1.21	1.17	3
237	300	238	26	Overhead in US$ million (4)	957	711	35

(4)	In order to make the Corporate Overhead indicator better fit its management model, the Company reviewed the concepts of this indicator and recalculated for previous periods.

Sales Volume - Thousands bpd

707	684	627	9	Diesel	656	602	9
286	287	267	7	Gasoline	275	259	6
111	100	119	(16)	Fuel Oil	108	119	(9)
158	154	151	2	Naphtha	157	157	-
220	209	200	5	LPG	210	202	4
77	75	72	4	QAV	74	72	3
145	182	134	36	Others	157	140	12

1,704	1,691	1,570	6	Total Oil Products	1,637	1,551	6
38	34	36	(6)	Alcohol, Nitrogen and others	32	33	(3)
218	227	190	19	Natural Gas	210	177	19
1,960	1,952	1,796	9	Total domestic market	1,879	1,761	7

471	341	446	(24)	Exports	416	452	(8)
417	386	365	6	International Sales	416	383	9

888	727	811	(10)	Total international market	832	835	-

2,848	2,679	2,607	3	Total	2,711	2,596	4

Exploration and Production – Thous. barrels/day

In 4Q04, production of domestic oil and NGL fell 1% in relation to production in 3Q04, due to stops on platforms P-25 (Albacora), P-26 and P-35 (Marlim) and FPSO-MLS (Marlim Sul).

Production of domestic oil and NGL in fiscal year 2004 fell 3% in relation to fiscal year 2003, due to production interruptions at DP-Seillean in the Jubarte field for scheduled inspections, the stop of FPSO-Brasil, the closure of wells in the Marlim Sul fields, the partial production stop at P-40 (Marlim Sul) because of elevated water production and limited oil processing at the plant, the closure of some wells at Albacora for maintenance of turbo-compressors, the scheduled stop at platforms at Linguado, Pampo and Enchova, and to the potential reduction in opening productive wells at the Marlim field. This last was due mainly to increased water production associated with oil and the high production of associated gas. The delay, due to contractual reasons, in deliveries of platforms P-43, P-48 and P-50 to the fields at Barracuda, Caratinga and Albacora Leste, also contributed to the fact that the 2003 production level was not surpassed.

International oil production remained stable in 4Q04 in relation to 3Q04, while gas production fell 5% due to lower demand for Bolivian gas in the Brazilian and Argentine markets.

In fiscal year 2004, international oil and gas production grew 4% and 11%, respectively, in relation to fiscal year 2003, due to regularization of production at PEPSA in Venezuela, which was compromised in January and February of 2003 because of strikes in that country, and to the increased production of Bolivian gas, which reflected the demand in the Brazilian market and the start of the sales contract, in June 2004, of Bolivian gas to Argentina.

Refining, Transport and Supply – Thous. barrels/day

The load processed (primary processing) by refineries in Brazil increased 7% in fiscal year 2004 in relation to the previous year, due to the modernization and expansion of the refining facilities at RLAM, REVAP, REGAP and REPLAN in 2003, reflecting better operating performance in 2004 and allowing the renewal of by-product stock levels that were used during the scheduled stops in the period, in addition to bringing them up to adequate levels for future stops. The 5% increase in internal consumption of by-products in Brazil also contributed to growth in load processed.

Costs

Lifting Cost (US$/barrel)

The 16% increase in the unit lifting cost in Brazil without government participation in 4Q04 in relation to 3Q04, is largely due to higher expenses for specialized technical services in well restoration, oil transport, collection systems, water injection, inspection and maintenance of surface facilities, utility systems, underwater operations and ocean terminals, and to the higher expenses for salaries and benefits linked to the salary adjustments projected in the collective bargaining agreement.

The unit lifting cost in the country without government participation in fiscal year 2004 increased 27% in relation to fiscal year 2003, largely due to higher expenses for technical services for well restoration and maintenance, exploratory drilling rigs and special boats in the Campos Basin, whose prices are limited by the international price of oil. It also increased because of the higher expenses for materials due to greater consumption of chemical products, and to the expenses for maintenance services at ocean terminals, transport lines and installations associated with the Company’s environmental program, and sea and aerial transport related to operational support of production. Other contributing factors were the higher personnel expenses related to salary adjustments conceded in collective bargaining agreements in September 2003 and 2004, to payment of differences in overtime shift hours set forth in the collective bargaining agreement, to growth in the workforce, and revision of the actuarial calculations for health benefits and future retirements.

In fiscal year 2004, the unit lifting cost in the country with government participation, grew 26% over fiscal year 2003, a result of the already-mentioned increased operating expenses, the higher expenses with government participation due to the increase in the average reference price for domestic oil (24%), and appreciation of the real against the dollar in the period. This is reflected in the larger number of dollars in the conversion of costs in reais (5%), and offset by reduced domestic production of oil and gas in the fields with the largest incidences of government participation, mainly Marlim Sul. In comparison with 3Q04, the lifting cost in the country in 4Q04, considering government participation, grew 17%, caused by the increased reference price for domestic oil and the appreciation of the real against the dollar in the period (6%).

In 4Q04, the international lifting cost increased 15% over 3Q04, a function of the higher expenses for materials and maintenance services for wells in Argentina and Colombia, and operating expenses in the United States.

In fiscal year 2004, the international unit lifting cost increased 6% over fiscal year 2003, due to increased expenses for personnel, materials and third-party services, the operations at Block 18 at PEPSA-Equador, and intervention in wells in Argentina, as well as maintenance expenses in Angola and the United States.

Refining Cost (US$/barrel)

In comparison to 3Q04, the unit refining cost in the country in 4Q04 rose 24%, a function of the increase in personnel expenses due to the salary adjustments conceded in collective bargaining agreements and to the higher number of employees, as well as to higher corrective operational maintenance expenses, mainly at REPLAN and RLAM.

The unit refining cost in the country in fiscal year 2004 rose 18% over the prior year because of the growth in personnel expenses, which reflected the salary adjustment conceded in the collective bargaining agreement, the larger workforce, the revision in actuarial calculations incident on the expenses provisioned for the health plan and the pension plan, and payment of the difference of overtime shift hours set forth in the collective bargaining agreement. In addition, the scheduled costs for future stops at the industrial units RPBC, REDUC, RECAP and REPAR, and for corrective maintenance at RPBC, RLAM, REDUC and REVAP increased.

The average international refining cost in 4Q04 remained stable in relation to 3Q04.

In fiscal year 2004, the average international unit refining cost rose 3% in relation to fiscal year 2003, due to higher expenses with personnel, materials, maintenance and third-party services, mainly environmental consulting and quality control in Argentina.

Overhead (US$ million)

Corporate overhead in 4Q04 rose 26% compared to 3Q04, largely due to higher expenses for contracted services related to advertising, institutional propaganda and other agreements related to institutional projects.

In comparison to fiscal year 2003, corporate overhead in fiscal year 2004 rose 35%, due to higher personnel expenses from the concession of a salary adjustment in the collective bargaining agreements of September 2003 and 2004, and to the revision in the actuarial calculation of the health benefits for retirees and pensioners, plus higher expenses for advertising, institutional publicity and cultural sponsorships.

Sales Volume – Thous. barrels/day

The sales volume of by-products fell 1% in the domestic market in 4Q04, mainly due to reduced sales of diesel oil, fuel oil and LPG, which reflected lower consumption of these derivatives, as industrial production is less intense in this period.

The volumes of by-products sold rose 6% in the domestic market in fiscal year 2004 when compared to fiscal year 2003, particularly the increased sales of gasoline, diesel oil and LPG, which essentially reflected the heating up of the economy in 2004. These increases were partially offset by lower sales of fuel oil, due to the expansion of substitute products such as imported coke, coal (domestic and imported) wood, biomass, and in greater proportion, natural gas.

Consolidated Statement of Results by Business Area

Result by Segment Area R$ million (1)
	Fourth Quarter				Fiscal Year
3Q-2004	2004	2003	Δ %		2004	2003	Δ %
(4)		(3) (4)				(3) (4)
5,728	4,506	2,727	65	EXPLORATION & PRODUCTION	18,083	14,826	22
274	838	947	(12)	SUPPLY	2,553	5,199	(51)
270	252	(710)	135	GAS & ENERGY	460	(1,259)	137
109	267	72	271	DISTRIBUTION	623	353	76
(34)	119	(50)	338	INTERNATIONAL(2)	347	746	(53)
(404)	(1,313)	(158)	731	CORPORATE	(3,677)	(1,657)	(122)
(455)	(103)	193	(153)	ELIMINATIONS AND ADJUSTMENTS	(528)	(413)	(28)

5,488	4,566	3,021		CONSOLIDATED NET INCOME	17,861	17,795

(1)	The financial statements by business area and their respective commentaries are presented starting on page 22.

(2)

In the international business area, comparability between the periods is influenced by the variation in the exchange rate, considering that all operations are carried out abroad, in dollars or in the currency of the country in which each company is headquartered, and there may be significant variations in reais due mainly to exchange rate behavior.

(3)

Net Equity relative to 2003 was reclassified between the International segment and the group of Corporate organizations, from being an exchange rate gain or loss in the conversion of company investments abroad, to being treated exclusively as a corporate result as of 2004.

(4)

Net Operating Revenues and the CPV relative to the periods prior to 3Q04 were reclassified between the International segment and the Supply segment relating to offshore operations that were being allocated to the International segment. Considering that the margins obtained in these operations are normally very low, there was not a significant impact on the results reported for these segments.

(5)

In the Distribution business area, comparability between the periods is influenced by the Liquigás (ex-Agip), business, acquired by Petrobras Distribuidora – BR, on August 09, 2004, and included in the consolidation of PETROBRAS System as of 3Q-2004

Results by Business Area

Petrobras is a company that operates in an integrated manner, with the largest part of oil and gas production from the Exploration and Production Area being transferred to other areas of the Company.

The principle criteria used in determining results by business area are highlighted below:

a) Net operating revenues includes revenues related to sales to external clients, plus the sales and transfers among the business areas, using the internal transfer prices defined between the areas as reference.

b) Included in operating profit are net operating revenues and the cost of goods and services sold, which are reported by business area considering the internal transfer price, and the other operating costs of each area, as well as the operating expenses, in which the expenses effectively incurred in each area are considered.

c) Assets include the assets identified in each area.

E&P – In fiscal year 2004, net income reported by the Exploration & Production business area was R$ 18.083 million, 22% higher than net income in fiscal year (R$ 14.826 million), due to the R$ 4.383 million increase in gross income reported on oil sales and transfers. This reflected the increase in international prices in spite of the increase in the unit production cost, the 3% reduction in oil and NGL, the 5% appreciation in the average rate of the real against the U.S. dollar, and the lower valuation of heavy crude in the international market in comparison to lighter crude.

The spread between the average price of domestic oil sold/transferred and the average Brent price increased from US$ 1.75/bbl in fiscal year 2003, to US$ 4.72 in fiscal year 2004.

In 4Q04, net income reported by the Exploration & Production business area was R$ 4.506 million, 21% lower than the net income reported in the previous quarter (R$ 5.728 million), due to the R$ 1.526 million reduction in gross income. This reflected the devaluation of heavy crude in the international market over the sale and transfer prices of domestic oil, the 1% reduction in oil and NGL production, the increased unit production cost, and the 6% appreciation in the average rate of the real against the U.S. dollar.

The spread between the average price of domestic oil sold and transferred, and the average Brent price increased from US$ 5.41/bbl in 3Q04 to US$ 8.89 in 4Q04.

SUPPLY – In fiscal year 2004, net income reported by the Supply area was R$ 2.553 million, 51% lower than net income reported in fiscal year 2003 (R$ 5.199 million). This reflected the R$ 3.698 million reduction in gross income, with the following noteworthy highlights:

• Increase in the oil and by-product acquisition and transfer cost, pressured by higher international prices, in spite of the 5% appreciation in the average rate of the real against the U.S. dollar;

• Increased sea freight costs;

• Elevated unit refining cost;

• Increased depreciation costs due to investments in refining facilities, with increased capacity and complexity at the refineries;

• Reduction in the export prices for fuel oil, reflecting the reduction in international prices for the product, and the 5% appreciation of the average rate of the real against the U.S. dollar.

Another factor that contributed to reducing net income was the R$ 732 million increase in operating expenses, mainly a function of the R$ 429 million increase in sales expenses.

These effects were partially offset by the following:

• 5% increase in the volume of by-products sold in the domestic market, as well as growth in refinery processing;

• Growth in the average realization value of commercialized by-products in the domestic market;

• Improved refinery production profile, decreasing the need to import higher value-added by-products;

• Increased spread between heavy and light crude.

In 4Q04, the Supply business area had net income of R$ 838 million, 206% higher than the net income reported in the previous quarter (R$ 274 million), due to the R$ 1.029 million increase in gross income, which in turn was impacted by the following factors:

• Increase in the average realization value of by-products in the domestic market, particularly the sales price increases for gasoline and diesel, which were conceded on October 15, 2004, and on November 26, 2004;

• Reduction in the cost for acquisition and transfer of oil and by-products, reflecting the 6% appreciation of the average rate of the real against the dollar and the increase in the spread of heavy and light crudes.

These increases in gross income were partially offset by the following:

• Reduction of 3% in the volume of by-products sold in the domestic market;

• Reduction of 23% in the volume of by-products exported.

• Increase in the unit refining cost.

GAS AND ENERGY – In fiscal year 2004, the Gas and Energy business area reported income of R$ 460 million, compared to the R$ 1.259 million loss reported in fiscal year 2003. This was mainly due to the R$ 2.123 million provision in 2003 for losses related to financial exposure in energy businesses, as well as the recognition of a R$ 330 million provision to adjust the market value of gas-powered turbines.

Of the total of R$ 2.123 million, R$ 1.479 million was provisioned in December 2003 as losses related to financial exposure in energy businesses estimated for 2004, with nearly 97% (R$ 1.439 million) realized in fiscal year 2004.

Gross income rose R$ 164 million, particularly due to:

• 19% growth in the volume of natural gas sold, which is a result of continued expansion in the Brazilian market, mainly in the thermal generation segment, plus the industrial and automotive segments;

• Revenues from commercialization of energy rose 126%. This increase is due to the following factors: i) contracts signed throughout 2002 and 2003, with the start of supply projected for 2004; ii) remuneration of the Canoas thermoelectric plant during the period, due to the technical dispatch to guarantee energy supply in Rio Grande do Sul; iii) electricity exports to Uruguay (70 MW average) and to Argentina (500 MW average); and iv) dispatch of the Ibirité thermoelectric plant for reasons of reliability of the electricity system from August to November of 2004;

• Reduction in the unit import cost of Bolivian gas, due to the 5% appreciation in the average rate of the real against the U.S. dollar, and to the decrease in international fuel oil prices;

• Reduction in the average realization value of natural gas, due to the effects of the lower fuel oil prices in the international market and the 5% appreciation in the average rate of the real against the U.S. dollar on resale prices for Bolivian gas;

• Increased share of Bolivian gas – which is more expensive than domestic gas - in the sales mix, from 39% in fiscal year 2003, to 46% in fiscal year 2004;

Also contributing to the improved results are the results of the R$ 250 million gain from hedge operations related to natural gas imports. In the same period of the prior year, the gain from these operations was R$ 55 million.

In 4Q04, net income reported by the Gas and Energy area was R$ 252 million, 7% lower than the net income reported in 3Q04 (R$ 270 million), due to the R$ 82 million increase in general and administrative expenses. This was offset by the R$ 70 million increase in gross income, due to the 4% increase in volumes of natural gas sold, plus the increased share of Fafen Energia S/A from 20% to 100% as of December 2004.

DISTRIBUTION – In line with the strategic objectives of increasing participation in the LPG distribution segment and consolidation of the distribution market for automotive fuel in certain regions throughout the country, the distribution businesses include the operations of the company Liquigás Distribuidora S.A. as of its acquisition in August 2004 from Agip do Brasil S.A.

In fiscal year 2004, the Distribution business area reported net income of R$ 623 million, 76% higher than the net income reported in the same period of the prior year (R$ 353 million). This was due to the R$ 736 million increase in gross income, particularly noting the consolidation as of August 2004 of Liquigás do Brasil, and had positive impacts on volumes sold, which increased 12% in relation to the prior year, as well as on the gross commercialization margin, (10.0% in fiscal year 2004 and 9.4% in fiscal year 2003).

This impact was partially offset by the R$ 551 million increase in sales and general and administrative expenses which, in addition to including the effect of the consolidation of Liquigás, include the additional provision for doubtful debtors and growth in expenses related to the commercialization and distribution of products.

Distribution market share from January to December 2004 was 35.6%, including Liquigás (2.8%), while it was 31.5% in the same period of the previous year.

The effects of consolidation of Liquigás as of August 2004 represent growth of R$ 319 million in gross income and R$ 155 million in net income in the segment.

In 4Q04 the Distribution business area reported net income of R$ 267 million, 145% higher than net income reported in the previous quarter (R$ 109 million), due to the R$ 279 million increase in gross income, mainly a reflection of the Liquigás consolidation.

This impact was partially offset by the R$ 150 million increase in sales, and general and administrative expenses, which in addition to the effect of the Liquigás consolidation, include an additional provision for doubtful debtors and a rise in expenses related to the commercialization and distribution of products.

Market share in fuel oil was 36.3% in 4Q04, including the company Liquigás (2.6%), and 35.9%, in 3Q04.

The impact of the consolidation of Liquigás in 4Q04 generated a R$ 248 million increase in gross income and R$ 131 million in the segment’s net income. The fourth quarter of 2004 included Liquigás’ results from September to December, in order to eliminate the one-month gap from the previous quarter for consolidation purposes. If the consolidation had only included the months of October to December, the increase in 4Q04 results would have been R$ 180 million in gross income and R$ 112 million in net income.

INTERNATIONAL – In fiscal year 2004, the International business area reported net income of R$ 347 million, 53% lower than net income of R$ 746 million reported in fiscal year 2003.

This drop in net income was due to the following:

• Net financial expenses of R$ 1.239 million in the year 2004, largely due to losses in derivative operations (R$ 654 million) and interest on PEPSA’s various loans (R$ 495 million). In 2003, a positive net financial result of R$ 27 million was reported, mainly because of the exchange rate variation on net liabilities arising from the 13% appreciation of the Argentine peso against the U.S. dollar (R$ 733 million). This was offset by losses from derivative operations (R$ 193 million) and interest on several of PEPSA’s loans (R$ 588 million).

• Increase of R$ 120 million in operating expenses, mainly because of the write-off of the signature bonus for Block 34 in Angola relative to wells identified as being dry (R$ 192 million).

These impacts were partially offset by the R$ 782 million increase in gross income, mainly arising from higher international oil prices and the increase in sales of oil and gas in Bolivia and Argentina, despite the 5% appreciation in the average rate of the real against the U.S. dollar and the increased unit cost of oil and gas production.

In 4Q04, the International business area reported net income of R$ 119 million, compared to a R$ 34 million loss in the previous quarter, mainly due to the following factors:

• Reduction of R$ 133 million in operating expenses, largely in exploratory expenses, considering the recognition in the previous quarter of the write-off of the acquisition bonus in Block 34 in Angola.

• Positive variation of R$ 189 million in income tax (deferred), due mainly to the possibility of recovering tax credits as a consequence of approval of the process of incorporation of companies of the Petrobras System in Argentina.

These effects were partially offset by the R$ 241 million reduction in gross income, arising from the decreased volume of commercialization at facilities in Colombia, Angola, Argentina and Bolivia, the 6% appreciation of the real against the U.S. dollar, and the higher unit cost of oil and gas production.

CORPORATE – The units that comprise the Corporate business area in the Petrobras System generated a loss of R$ 3.677 million in fiscal year 2004, which was 122% greater than the loss reported in the same period of the prior year (R$ 1.657 million), as a function of the following:

• Financial loss of R$1.687 million in 2004, compared to positive financial results of R$1.442 million in the previous year, due to lower appreciation of the real against the US dollar (8.1% in 2004 and 18.2% in the year 2003), and lower revenues from financial investments, due to the reduction of the balance as well as the profitability of the funds in Brazil backed predominantly by securities notes;

• Increase of R$ 167 million in tax expenses, arising from the higher rates of PIS/PASEP and COFINS, instituted by Law No. 10,865;

• Increase in corporate overhead due to higher expenses for personnel, publicity and institutional advertising, and to the revised actuarial calculation for expenses provisioned for the Health Plan (AMS) of retirees and pensioners.

These impacts were partly offset by the R$707 million reduction in exchange rate losses on foreign investments, considering the lower appreciation rate of the real against the US dollar;

In 4Q04, the loss reported by the group of corporate organizations was R$ 1.313 million, 226% higher than the loss reported in the previous quarter (R$ 404 million) due to the following factors:

• Higher corporate overhead due to higher personnel expenses arising from the 2005/2004 Collective Bargaining Agreement, to the increase in the workforce of Petrobras, to the elevation in expenses for publicity and institutional advertising, and other agreements linked to institutional projects and increased expenses for maintenance and software licenses.

• Increase of R$ 495 million in net financial expenses, a function mainly of the lower appreciation of the final rate of the real against the dollar in 4Q04 (7%), compared with the rate in 3Q04 (8%).

PETROBRAS SYSTEM	Financial Statements

Consolidated Debt

	R$ Million
	12.31.2004	12.31.2003	Δ %
Short-term Debt(1)	7,151	10,880	(34)
Long-term Debt(1)	45,605	49,618	(8)

Subtotal	52,756	60,498	(13)
Financial Resources Raised, Not Yet Applied to Projects	2,655	3,293	(19)

Total	55,411	63,791	(13)
Net Debt(3)	33,813	34,684	(3)
Net Debt/(Net Debt + Equity Ratio)(1)	35%	41%	(6)
Total Net Liabilities(1) (2)	141,378	126,094	12
Capital Structure
(Third Parties Net / Total Liabilities Net)	56%	61%	(5)

(1)

Includes debt contracted by Special Purpose Entities with which Petrobras structured project finance deals (R$ 9.265 million as of 12.31.2004 and R$ 9.975 million as of 12.31.2003), in addition to the anticipation of undertakings in consortiums (R$ 2.254 million as of 12.31.2004 and R$ 3.438 million as of 12.31.2003), and debt contracted through Leasing contracts (R$ 4.021 million as of 12.31.2004, and R$ 4.837 million as of 12.31.2003).

(2)	Total liabilities net of cash/cash equivalents.
(3)	Considers the consolidation of financing contracted by Special Purpose Entities that still do not represent resources applied in investment projects.

Net debt of the Petrobras System on 12.31.2004 was R$ 33.813 million, a 3% reduction in relation to 12.31.2003, due to the 8.1% appreciation of the real against the U.S. dollar on the amount of consolidated debt (US$ 1 = R$ 2,65 on 12.31.2004, against US$ 1 = R$ 2,89 on 12.31.2003). This was partially offset by less available cash in the period, resulting from lower cash generation due to operating activities and because of the use of resources to acquire Liquigás (ex-AGIP do Brasil), for R$ 1.371 million.

The Company has been working diligently to lengthen its debt profile, contracting long-term operations and simultaneously liquidating short-term operations. The capital structure represented by third parties reached 56% on December 31, 2004, a 5% reduction from December 31, 2003.

Consolidated Investments

In fulfillment of the goals established in its strategic plan, Petrobras continues to prioritize its investments in developing its oil and natural gas production capacity, through its own investments and structuring undertakings with partners. In fiscal year 2004, total investments were R$ 21.774 million (excluding amounts invested via off-balance sheet SPEs, which totaled approximately R$ 775 million, equal to US$ 292 million in fiscal year 2004), representing a 18% increase over the resources applied in fiscal year 2003.

R$ million
	Fiscal Year
	2004	%	2003	%	Δ %
• Own Investments	21,151	97	17,354	94	22

Exploration & Production	12,441	57	8,772	47	42
Supply	3,907	18	4,705	25	(17)
Gas and Energy	625	3	1,118	6	(44)
Internacional	2,331	11	1,967	11	19
Distribution	1,223	5	332	2	268
Corporate	624	3	460	3	36
• Ventures under Negotiation	454	2	615	3	(26)

• Structured Projects	169	1	516	3	(67)

Exploration & Production	169	1	516	3	(67)
Espadarte/Marimbá/Voador	32	-	57	-	(44)
Cabiúnas	45	-	111	1	(59)
Marlim / Nova Marlim Petróleo	17	-	254	1	(93)
PCGC	75	-	90	1	(17)
Others	-	-	4	-	(100)

Total Investments	21,774*	100	18,485	100	18

*	In addition to this amount, approximately R$ 775 million was invested, equivalent to US$ 292 million, through SPC's as mentioned above.

R$ million
	Fiscal Year
	2004	%	2003	%	Δ %

International	2,331	100	1,967	100	19

Exploration & Production	2,017	87	1,721	87	17
Supply	41	2	31	2	32
Gas and Energy	98	4	78	4	26
Distribution	39	2	72	4	(46)
Others	136	5	65	3	109

Total Investments	2,331	100	1,967	100	19

SPE's Investment
R$ million
	Fiscal Year
	2004	%	2003	%	Δ %
SPE	775	100	2,448	100	(68)

Barracuda & Caratinga	597	77	2,327	95	(74)
Malhas	153	20	-	-	-
Cabiúnas	25	3	93	4	(73)
EVM	-	-	28	1	(100)

Total Investments	775	100	2,448	100	(68)

  In fiscal year 2004, 66% of own investments in the country were destined towards exploration and production activities.
  In line with its objectives to increase production, the Company signed 92 joint venture contracts to invest in the activities of exploration and development of production in the areas in which Petrobras has already made commercial discoveries. Of that total, 22 blocks were wholly returned to the National Petroleum Agency, and 2 blocks were only partially returned, with a consequent extension of the period for exploratory investigation in the retained areas. In addition, 3 consortiums were dissolved, leading to Petrobras retaining all the concessions rights of the blocks. There are currently 67 consortium contracts in effect, with projected investments on the order of US$ 5,217 million.

Consolidated Statement of Results

R$ Million
	Fourth Quarter			Fiscal Year
3Q-2004	2004	2003		2004	2003

40,510	39,637	33,199	Gross Operating Revenues	150,403	131,988
(11,435)	(10,945)	(9,247)	Sales Deductions	(42,201)	(36,245)

29,075	28,692	23,952	Net Operating Revenues	108,202	95,743
(17,057)	(17,012)	(13,326)	Cost of Goods Sold	(63,100)	(52,893)

12,018	11,680	10,626	Gross Profit	45,102	42,850
			Operating Expenses
(1,512)	(1,285)	(885)	Sales	(4,752)	(3,364)
(936)	(1,360)	(922)	General & Administrative	(4,033)	(3,170)
(651)	(460)	(675)	Cost of Prospecting, Drilling & Lifting	(1,736)	(1,638)
(191)	(187)	(178)	Research & Development	(696)	(571)
(200)	(220)	(281)	Taxes	(1,206)	(983)
(857)	(797)	(2,753)	Other	(2,864)	(5,591)
			Net Financial Expenses
11	(561)	603	Income	931	1,817
(838)	(874)	(1,029)	Expenses	(4,102)	(3,195)
40	(33)	73	Monetary & FX Correction - Assets	737	(1,185)
765	1,017	197	Monetary & FX Correction - Liabilities	16	3,913

(22)	(451)	(156)		(2,418)	1,350

(4,369)	(4,760)	(5,850)		(17,705)	(13,967)
(332)	(270)	(171)	Gains from Investments in Subsidiaries	(145)	(1,009)

7,317	6,650	4,605	Operating Profit	27,252	27,874
-	-	68	Balance Sheet Monetary Correction	-	-
(44)	(222)	(207)	Non-operating Income (Expenses)	(531)	(485)
(1,216)	(1,325)	(1,121)	Income Tax & Social Contribution	(7,250)	(7,816)
(357)	(406)	(44)	Minority Interest	(827)	(884)
(212)	(131)	(280)	Employee Profit Sharing Plan	(783)	(894)

5,488	4,566	3,021	Net Income	17,861	17,795

Consolidated Balance Sheet

Assets	R$ Million
	Dec. 31, 2004	Sep. 30, 2004	Dec. 31, 2003

Current Assets	51,287	50,770	50,701

Cash and Cash Equivalents	18,943	17,692	24,953
Accounts Receivable	10,609	11,445	8,135
Inventories	14,419	14,480	10,395
Other	7,316	7,153	7,218
Non-Current Assets	16,217	17,203	16,949

Petroleum & Alcohol Account	749	754	689
Ventures under Negotiation	301	584	850
Advances to Suppliers	959	963	1,022
Marketable Securities	557	619	639
Investments in Companies to be Privatized	332	313	245
Deferred Taxes and Social Contribution	4,005	3,773	3,301
Advance for Pension Plan Migration	1,218	1,316	1,193
Prepaid Expenses	1,384	1,051	1,174
Accounts Receivable	2,905	3,938	2,812
Judicial Deposits	1,510	1,444	1,335
Other	2,297	2,448	3,689
Fixed Assets	79,531	76,772	68,584

Investments	2,075	2,463	2,022
Property, Plant & Equipment	76,745	73,343	65,947
Deferred	711	966	615

Total Assets	147,035	144,745	136,234

Liabilities	R$ Million
	Dec. 31, 2004	Sep. 30, 2004	Dec. 31, 2003

Current Liabilities	33,958	32,908	36,898

Short-term Debt	5,495	5,964	8,132
Suppliers	9,037	8,889	7,039
Taxes and Social Contribution Payable	7,689	7,095	7,324
Project Finance and Joint Ventures	1,237	1,464	1,725
Pension Fund Obligations	441	354	462
Dividends	5,062	3,292	5,659
Other	4,997	5,850	6,557
Long-term Liabilities	48,041	49,844	48,038

Long-term Debt	31,721	34,149	34,116
Pension Fund Obligations	696	718	345
Health Care Benefits	5,674	5,368	4,564
Deferred Taxes and Social Contribution	6,747	6,706	6,044
Other	3,203	2,903	2,969
Provision for Future Earnings	502	505	312
Minority Interest	2,262	2,015	1,619
Shareholders’ Equity	62,272	59,473	49,367

Capital Stock	33,235	33,235	20,202
Reserves	11,176	12,941	11,370
Net Income	17,861	13,297	17,795

Total Liabilities	147,035	144,745	136,234

Consolidated Cash Flow Statement

R$ million
	Fourth Quarter			Fiscal Year
3Q-2004	2004	2003		2004	2003
5,488	4,566	3,021	Net Income (Loss)	17,861	17,795
(1,633)	4,340	3,092	(+) Adjustments	6,802	8,704

1,559	1,584	1,332	Depreciation & Amortization	6,171	5,082
(5)	6	(5)	Petroleum & Alcohol Account	(59)	(15)
(1,462)	(2,484)	652	Charges on Financing and Connected Companies	(312)	259
357	406	45	Minority Interest	827	884
332	197	170	Result of Participation in Material Investments	72	1,009
444	(538)	(82)	Deferred Income Tax and Social Contribution	980	685
(1,248)	62	702	Inventory Variation	(4,023)	2,181
780	176	750	Supplier Variation	2,055	(199)
(2,390)	4,931	(472)	Other Adjustments	1,091	(1,182)
3,855	8,906	6,113	(=) Net Cash Generated by Operating Activities	24,663	26,499
5,627	7,592	5,032	(-) Cash used for Cap.Expend.	21,679	18,260

3,512	4,512	2,455	Investment in E&P	13,518	10,303
1,812	1,364	1,558	Investment in Refining & Transport	4,893	4,675
240	352	926	Investment in Gas and Energy	959	1,213
(74)	625	(48)	Project Finance	609	1,041
12	(79)	(60)	Dividends	(134)	(91)
125	818	201	Other investments	1,834	1,119

(1,772)	1,314	1,081	(=) Free Cash Flow	2,984	8,239
(478)	63	(2,889)	(-) Cash used in Financing Activities	8,994	(4,839)
(508)	56	(2,898)	Financing	3,524	(7,572)
30	7	9	Dividends	5,470	2,733
(1,294)	1,251	3,970	(=) Net Cash Generated in the Period	(6,010)	13,078

18,986	17,692	20,983	Cash at the Beginning of Period	24,953	11,875
17,692	18,943	24,953	Cash at the End of Period	18,943	24,953

Consolidated Statement of Added Value

	R$ Million
	Fiscal Year
	2004	2003
Description
Gross Operating Revenues from Sales & Services	150,379	131,907
Raw Materials Used	(4,823)	(6,683)
Products for Resale	(28,694)	(18,044)
Materials, Energy, Services & Others	(15,088)	(20,937)

Value Added Generated	101,774	86,243

Depreciation & Amortization	(6,171)	(5,082)
Participation in Associated Companies	(72)	(1,009)
Financial Income	1,668	844
Balance Sheet Monetary Correction	-	-

Total Distributable Value Added	97,199	80,996

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	5,490	4,273
Participation	783	894

	6,273	5,167

Government Entities
Taxes, Fees and Contributions	46,895	42,938
Government Participation	11,327	9,774
Deferred Income Tax & Social Contribution	980	(338)

	59,202	52,374

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	13,036	4,776

Shareholders
Dividends	5,045	5,650
Retained Earnings	12,816	12,145

	17,861	17,795
Minority Interest	827	884

Value Added Distributed	18,688	18,679

Consolidated Result by Business Area - December 31, 2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	55,219	82,891	5,817	30,507	10,593	-	(76,825)	108,202

Intersegments	47,966	25,674	1,036	508	1,641	-	(76,825)	-
Third Parties	7,253	57,217	4,781	29,999	8,952	-	-	108,202
Cost of Goods Sold	(24,941)	(75,603)	(4,310)	(27,454)	(6,830)	-	76,038	(63,100)

Gross Profit	30,278	7,288	1,507	3,053	3,763	-	(787)	45,102
Operating Expenses	(2,250)	(3,684)	(633)	(2,225)	(1,825)	(4,670)	-	(15,287)
Sales, General & Administrative	(681)	(2,889)	(587)	(1,818)	(1,062)	(1,748)	-	(8,785)
Taxes	-	(77)	(32)	(158)	(133)	(806)	-	(1,206)
Exploration, Drilling and Lifting Costs	(1,220)	-	-	-	(516)	-	-	(1,736)
Research & Development	(305)	(143)	(23)	(7)	(4)	(214)	-	(696)
Others	(44)	(575)	9	(242)	(110)	(1,902)	-	(2,864)

Operating Profit (Loss)	28,028	3,604	874	828	1,938	(4,670)	(787)	29,815
Interest Income (Expenses)	(53)	161	425	(7)	(1,239)	(1,687)	(18)	(2,418)
Gains from Investment in Subsidiaries	-	191	18	-	21	(375)	-	(145)
Non-operating Income (Expense)	(248)	119	(332)	(6)	(44)	(20)	-	(531)

Income before Taxes and Minority Interests	27,727	4,075	985	815	676	(6,752)	(805)	26,721
Income Tax & Social Contribution	(9,312)	(1,265)	(95)	(134)	50	3,229	277	(7,250)
Minority Interests	-	(41)	(426)	-	(360)	-	-	(827)
Employee Profit Sharing Plan	(332)	(216)	(4)	(58)	(19)	(154)	-	(783)

Net Income (Loss)	18,083	2,553	460	623	347	(3,677)	(528)	17,861

Consolidated Result by Business Area - December 31, 2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	48,299	72,794	4,759	24,547	8,690	-	(63,346)	95,743

Intersegments	40,931	20,628	727	421	639		(63,346)
Third Parties	7,368	52,166	4,032	24,126	8,051			95,743
Cost of Goods Sold	(22,404)	(61,808)	(3,416)	(22,230)	(5,709)		62,674	(52,893)

Gross Profit	25,895	10,986	1,343	2,317	2,981	-	(672)	42,850
Operating Expenses	(2,317)	(2,952)	(3,121)	(1,468)	(1,705)	(4,035)	281	(15,317)
Sales, General & Administrative	(370)	(2,316)	(418)	(1,267)	(910)	(1,534)	281	(6,534)
Taxes	-	(73)	(30)	(147)	(94)	(639)		(983)
Exploration, Drilling and Lifting Costs	(1,279)	-	-	-	(359)	-		(1,638)
Research & Development	(261)	(134)	(18)	-	(2)	(156)		(571)
Others	(407)	(429)	(2,655)	(54)	(340)	(1,706)		(5,591)

Operating Profit (Loss)	23,578	8,034	(1,778)	849	1,276	(4,035)	(391)	27,533
Interest Income (Expenses)	(13)	116	157	(190)	27	1,442	(189)	1,350
Gains from Investment in Subsidiaries (1)	-	188	56	-	(171)	(1,082)		(1,009)
Non-operating Income (Expense)	(384)	(69)	(5)	(3)	(35)	11		(485)

Income before Taxes and Minority Interests	23,181	8,269	(1,570)	656	1,097	(3,664)	(580)	27,389
Income Tax & Social Contribution	(7,979)	(2,740)	972	(221)	(210)	2,195	167	(7,816)
Minority Interests	-	(97)	(656)		(131)	-		(884)
Employee Profit Sharing Plan	(376)	(233)	(5)	(82)	(10)	(188)		(894)

Net Income (Loss)	14,826	5,199	(1,259)	353	746	(1,657)	(413)	17,795

(1)

The Net Equity Result relative to the year 2003 was reclassified among the International business area and the group of Corporate organizations, from being an exchange rate gain or loss in the conversion of company investments abroad, to being treated exclusively as a corporate result.

(2)

Net Operating Revenues and the CPV relative to the year 2003, were reclassified among the International business area and the Supply area in relation to the offshore operations that were being allocated in the International segment. Considering that the margins obtained in these operations are normally very low, there was no significant impact on the results reported by these segments.

Statement of Other Operating Revenues (Expenses) 12.13.2004

	Fiscal Year - R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Health and pension plan expenses - retirees and pensioners						(1,320)		(1,320)
Institutional relations and cultural projects		(9)		(102)		(646)		(757)
Unscheduled stops at installations and production equipment	(118)	(127)						(245)
Unscheduled stops at facilities and in production equipment					(169)			(169)
Losses and Contingencies related to Legal Procedures	(43)	(28)	(2)	(105)		(52)		(230)
Social Security tax contingencies	(135)							(135)
Tax credit write-off		(94)						(94)
Result from hedge operations		(272)	250					(22)
Rent revenues				45				45

Others	252	(45)	(239)	(80)	59	116		63

	(44)	(575)	9	(242)	(110)	(1,902)		(2,864)

Statement of Other Operating Revenues (Expenses) 12.13.2003

	Fiscal Year - R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Health and pension plan expenses - retirees and pensioners		(7)		(30)		(776)		(813)
Institutional relations and cultural projects		(7)		(80)		(507)		(594)
Unscheduled stops at facilities and in production equipment	(354)	(202)						(556)
Contractual losses from ship-or-pay transport services					(293)			(293)
Losses and Contingencies related to Legal Procedures	(29)	(102)			(48)	(216)		(395)
Social Security tax contingencies	(152)	(5)				(3)		(160)
Result from hedge operations		(7)	55			(191)		(143)
Rent revenues				39				39
Losses and contractual contingencies with energy businesses			(2,123)					(2,123)
Adjustment to market value of turbines for thermoelectric plants			(330)					(330)
Expenses related to oil and oil by-product transport - previous years		(88)						(88)
Losses from alcohol inventories - previous years		(73)						(73)
Production cost - previous years	(33)							(33)

Others	161	62	(257)	17	1	(13)		(29)

	(407)	(429)	(2,655)	(54)	(340)	(1,706)		(5,591)

Consolidated Assets by Business Segment - 12.31.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	45,620	37,161	12,992	8,173	21,286	40,091	(18,288)	147,035

CURRENT ASSETS	4,269	19,564	2,799	4,610	5,751	19,000	(4,706)	51,287

CASH AND CASH EQUIVALENTS	69	1,338	470	304	1,387	15,375	-	18,943
OTHERS	4,200	18,226	2,329	4,306	4,364	3,625	(4,706)	32,344
NON-CURRENT ASSETS	4,767	1,639	2,264	903	985	18,904	(13,245)	16,217

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	749	-	749
MARKETABLE SECURITIES	425	5	-	3	12	699	(587)	557
OTHERS	4,342	1,634	2,264	900	973	17,456	(12,658)	14,911
FIXED ASSETS	36,584	15,958	7,929	2,660	14,550	2,187	(337)	79,531

Consolidated Assets by Business Segment - 9.30.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	45,662	34,692	13,465	8,063	22,450	38,215	(17,802)	144,745

CURRENT ASSETS	4,980	18,139	3,261	4,619	6,450	17,443	(4,122)	50,770

CASH AND CASH EQUIVALENTS	20	1,494	594	258	1,388	13,938	-	17,692
OTHERS	4,960	16,645	2,667	4,361	5,062	3,505	(4,122)	33,078
NON-CURRENT ASSETS	5,927	1,464	2,707	856	716	18,699	(13,166)	17,203

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	754	-	754
MARKETABLE SECURITIES	479	5	1	2	11	765	(644)	619
OTHERS	5,448	1,459	2,706	854	705	17,180	(12,522)	15,830
FIXED ASSETS	34,755	15,089	7,497	2,588	15,284	2,073	(514)	76,772

Consolidated Results – International Business Area - December 31, 2004

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA

ASSETS	13,576	3,339	4,231	589	5,506	(5,955)	21,286

Income Statement

Net Operating Revenues	4,779	5,833	2,061	2,428	47	(4,555)	10,593

Intersegments	2,872	2,962	323	39	-	(4,555)	1,641
Third Parties	1,907	2,871	1,738	2,389	47	-	8,952

Operating Profit (Loss)	1,577	628	467	(388)	(383)	37	1,938

Net Income (Loss)	341	569	365	(276)	(691)	39	347

Consolidated Results - International Business Area

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA

ASSETS (09.30.2004)	14,188	3,682	4,511	594	6,738	(7,263)	22,450

Income Statement (12.31.03)

Net Operating Revenues	4,290	4,827	1,315	1,881	42	(3,665)	8,690

Intersegments	2,069	1,997	219	19	-	(3,665)	639
Third Parties	2,221	2,830	1,096	1,862	42	-	8,051

Operating Profit (Loss)	1,177	183	292	(29)	(334)	(13)	1,276

Net Income (Loss)(1)	391	83	356	(82)	21	(23)	746

(1)

The Net Equity Result relative to 2003 was reclassified between the International business area and the group of Corporate organizations, from being an exchange rate gain or loss in the conversion of company investments abroad, to being treated exclusively as a corporate result as of 2004.

(2)

Net Operating Revenues and the CPV relative to 2003 were reclassified between the International business area and the Supply area in relation to the offshore operations that were being allocated to the International segment. Considering that the margins obtained in these operations are normally very low, there was no significant impact on the results reported by these segments.

PETROBRAS SYSTEM	Apendices

1. Change in the Oil and Alcohol Accounts

R$ Million
	Fourth Quarter			Fiscal Year
3Q-2004	2004	2003		2004	2003
750	754	685	Initial Balance	689	644
-	-	-	Reimbursement to 3rd Parties	-	15
-	-	-	Reimbursement to Petrobras	4	-
4	3	4	Intercompany Lending Charges	14	30
-	(8)	-	Partial Settlement- STN	(8)	-
-	-	-	Regularization - GTI*	50	-

754	749	689	Final Balance	749	689

*	GOVERNMENTAL AUDIT WORK GROUP

The Governmental Audit, constituted by ANP Decree No. 50, on April 19, 2002, in June of 2004 presented the final audit report confirming and certifying the amount due on the oil and alcohol accounts as R$ 748 million, referring to the period from July 1, 1998 to December 31, 2001. On December 31, 2004 the oil and alcohol balance accounts achieve R$749 million.

As defined in Law No. 10.742 dated October 6, 2003, the rectification of accounts with the government should have occurred by June 30, 2004. After having furnished all the information required by the National Treasury Secretary – STN, Petrobras is in discussion with the Ministry of Mines and Energy – MME, endeavoring to bridge the gap that still exists between the two parties with the objective of concluding the rectification of accounts with the government as per Provisional Measure No, 2,181-45, dated August 24, 2001.

With the intent of guaranteeing payment of the amount due on the oil, by-products and alcohol accounts, on June 30, 2004, there were 138,791 National Treasury Shares – Series H (NTN-H), in the amount of R$ 173 million issued in favor of Petrobras. These were, however, less than the value of the accounts. On July 2, 2004, the Government effected a deposit in the amount of R$ 173 million corresponding to the NTNs-H, as they had expired, in partial guarantee of the amount of the accounts, of which R$ 8 million was made available to PETROBRAS and the remaining amount of R$ 165 million is in an open account, in favor of the Company, as a blocked deposit linked to the STN order.

The value of the accounts may be paid by issuing National Treasury shares in an amount equal to the final value of the account rectification or other amounts that Petrobras may owe to the federal government, including for taxes or a combination of the foregoing options.

2. Analysis of Consolidated Gross Margin

NET OPERATING REVENUES - 4Q04/3Q04 VARIATION
MAIN IMPACTS

R$ Million
	Holding	Consolidated

. Effect of FX conversion on net operating revenues relative to international businesses, after elimination from Consolidated results	-	(294)
. Effect of commercial operations abroad	-	(497)
. Effect of sales prices in the domestic market	1,091	1,381
. Effect of volumes sold on the domestic market	(805)	(610)
. Effect of prices on export revenues	(98)	(98)
. Effect of volumes sold on export revenues	(1,161)	(1,161)
. Increase of BR Distribuidora's profit	-	268
Others	(17)	628

Total	(990)	(383)

COST OF GOODS SOLD (CPV) - 4Q04/3Q04 VARIATION
MAIN IMPACTS

R$ Million
	Holding	Consolidated

Effect of FX conversion on cost of sales relative to international businesses, after elimination from consolidated results	-	(336)
. Effect of commercial operations abroad	-	489
. Effect of the exchange rate, international prices and petroleum production on third-party participation in consortiums and project finance on the CPV of PETROBRAS	(12)	(12)
. Effect of the exchange rate, international prices and petroleum production on Government Participation on the CPV of PETROBRAS	643	643
Impact of volumes sold (domestic and export markets) on the CPV	(1,063)	(1,063)
Others	(17)	324

Total	(449)	45

3. Consolidated Taxes and Contributions

Petrobras’ economic contribution to the country, measured by generation of taxes, duties and social contributions, in fiscal year 2004 totaled R$ 43.320 million, a 6% growth over fiscal year 2003.

R$ Million
	Fourth Quarter				Fiscal Year
3Q-2004	2004	2003	Δ %		2004	2003	Δ %
				Economic Contribution - Country
3,552	3,746	3,165	18	Value Added Tax(ICMS)	14,054	12,844	9
1,874	5,005	2,023	147	CIDE(1)	10,783	7,432	45
3,725	494	2,875	(83)	PASEP/COFINS	10,536	11,253	(6)
1,334	1,337	1,209	11	Incomet Tax & Social Contribution	5,881	7,701	(24)
23	1,292	107	1,107	Others	2,066	1,638	26

10,508	11,874	9,379	27	Subtotal	43,320	40,868	6

906	660	496	33	Economic Contribution - Foreign	3,575	2,070	73

11,414	12,534	9,875	27	Total	46,895	42,938l	9

(1)CIDE – CONTRIBUTION OF INTERVENTION IN ECONOMIC DOMAIN.

4. Government Participation

R$ Million
	Fourth Quarter				Fiscal Year
3Q-2004	2004	2003	Δ %		2004	2003	Δ %
				Country
1,355	1,435	1,038	38	Royalties	5,020	4,372	15
1,529	1,776	1,071	66	Special Participation	5,717	4,845	18
24	20	22	(9)	Surface Rental Fees	87	93	(6)

2,908	3,231	2,131	52	Subtotal	10,824	9,310	16

112	105	118	(11)	Foreign	503	464	8

3,020	3,336	2,249	48	Total	11,327	9,774	16

Government participation in the country increased 16% during fiscal year 2004 compared to fiscal year 2003, reflecting the increase in the reference price for oil (24%), despite reduced oil production.

In relation to 3Q04, government participation in 4Q04 increased 11%, due to the variation in the domestic reference price for oil, a function of legally bringing prices in line with the international price of oil.

5. Reconciliation of Consolidated Net Equity Result

	R$ Million
	Shareholders' Equity	Result
. According to PETROBRAS information as of December 31, 2004	64,254	17,754
. Profit in the sales of products in affiliated inventories	(186)	(186)
. Reversal of profits on inventory in previous years	-	163
. Capitalized interest	(437)	(68)
. Absorption of negative net worth in affiliated companies (*)	(655)	308
. Other eliminations	(704)	(110)

. According to consolidated information as of December 31, 2004	62,272	17,861

* As per CVM Instruction No. 247/96 and OFFICIAL CIRCULAR/CVM/SNC/SEP/No. 04/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity income method, whose invested amounts do not present signs of paralysis or need for financial help from the investor, should be limited to the value of the controlling company’s investment. Therefore, the losses occasioned by unfunded liabilities (negative net equity) of controlled companies did not affect the result and the net equity of Petrobras during 2004, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

6. Petrobras Share and ADR Activity

Nominal Valuation
	Fourth Quarter			Fiscal Year
3Q-2004	2004	2003		2004	2003
21.00%	2.70%	27.71%	Petrobras ON	26.63%	59.28%
21.38%	3.53%	25.97%	Petrobras PN	27.16%	64.66%
25.58%	12.85%	27.52%	ADR- Level III - ON	36.05%	95.72%
26.67%	13.44%	25.46%	ADR- Level III - PN	35.82%	98.96%
9.91%	12.70%	38.88%	IBOVESPA	17.81%	97.33%
-3.40%	6.97%	12.71%	DOW JONES	3.15%	25.32%
-7.37%	14.69%	12.11%	NASDAQ	8.59%	50.01%

The equity value of a Petrobras share on December 31, 2004, was R$ 58,60.

7. Statement of Holding Company’s Basic Income for Dividend Purposes

R$ Million
Fiscal Year
2004
Net Income in the Fiscal Year	17,754
Appropriation:
Legal Reserve	(888)

16,866
(+) Reversal of Reserves/Adjustments:
Re-evaluation Reserve	12

(=) Basic Profit for Dividend Purposes	16,878

Proposed dividend, equivalent to 29,88% of basic profit - R$4.60 per share (29.65% in 2003, R$ 5.15 per share), comprised of:
Interest on Own Capital	4,386
Dividend	658

Total Dividends Proposed	5,044

The proposed dividends referring to fiscal year 2004, in the amount of R$ 5.044 million (R$ 4,60 per share), are comprised as follows:

DIVIDENDS TO BE DELIBERATED AT THE GENERAL ORDINARY MEETING	Value per Share ON and PN	Value R$ Million

Interest on Own Capital - Approved by the Board of Directors on 09.17.2004 - Pay on 02.15.2005, on the shareholder position of 09.30.2004	3.00	3,290

Interest on Own Capital - Proposed by the Board of Directors 02.25.2005 -The payment date will be established at the General Ordinary Meeting to be held on 03.31.2005, on the shareholder position of 03.31.2005	1.00	1,096

Dividends - Proposed by the Board of Directors on 2/25/2005 - The payment date will be determined at the General Ordinary Meeting to be held 3/31/2005, on the shareholder position of 03.31.2005	0.60	658

TOTAL DIVIDENDS	4.60	5,044

The proposed dividends include interest on own capital in the amount of R$ 4.386 million (R$ 4,00 per share), subject to a 15% withholding tax, except for those exempt and immune shareholders, of which R$ 3.290 million was made available to shareholders on February 15, 2005. The dividend amount and the parcel of interest on own capital to be made available will be paid on a date to be determined at the General Ordinary Shareholders’ Meeting on the position at 03.31.2005, and its values will be monetarily corrected from 12.31.2004 until the payment date, in agreement with the variation in the SELIC rate.

8. Exchange Rate Exposure

Petrobras’ exchange rate exposure is measured as per the following table:

Assets	R$ Million

	31.12.2004	30.09.2004

Current Assets	16,745	15,109

Cash and Cash Equivalents	7,879	4,897
Others Current Assets	8,866	10,212

Non-current Assets	2,893	3,026

Fixed Assets	21,510	22,841

Investments	145	983
Property, Plant & Equipment	21,333	21,821
Others Fixed Assets	32	37

Total Assets	41,148	40,976

Liabilities	R$ Million

	31.12.2004	30.09.2004

Current Liabilities	12,818	13,563

Short-term Debt	5,093	5,588
Suppliers	5,080	6,313
Others Current Liabilities	2,645	1,662

Long-term Liabilities	29,576	31,888

Long-term Debt	27,753	30,114
Others Long-term Liabilities	1,823	1,774

Total Liabilities	42,394	45,451

Net Liabilities in Reais	(1,246)	(4,475)

(+) Investment Funds - Exchange	8,165	9,060

(-)FINAME Loans - dollar-indexed reais	820	951

Net Assets in Reais	6,099	3,634

Net Assets in Dollar	2,298	1,271

Exchange rate (1)	2.6544	2.8586

(1) Considers the conversion of the value in reais by the dollar’s sell rate on the date of the end of the period (12.31.2004 – R$ 2,6544 and 9.30.2004 – R$ 2,8565).

PETROBRAS SYSTEM	Financial Statements

Holding Company Statement of Results

R$ Million
	Fourth Quarter			Fiscal Year
3Q-2004	2004	2003		2004	2003
33,332	32,225	26,578	Gross Operating Revenues	120,025	107,361
(9,452)	(9,335)	(7,834)	Sales Deductions	(34,450)	(30,488)

23,880	22,890	18,744	Net Operating Revenues	85,575	76,873
(13,911)	(13,462)	(9,937)	Cost of Goods Sold	(48,608)	(40,580)

9,969	9,428	8,807	Gross Profit	36,967	36,293
			Operating Expenses
(1,605)	(1,516)	(1,220)	Sales, General & Administrative	(5,458)	(4,283)
(373)	(358)	(380)	Cost of Prospecting, Drilling & Lifting	(1,220)	(1,279)
(187)	(188)	(178)	Research & Development	(689)	(571)
(117)	(101)	(162)	Taxes	(808)	(651)
(1,279)	(715)	(2,275)	Others	(3,595)	(5,948)
			Net Financial Expense
192	(497)	800	Income	1,233	2,292
(576)	(618)	(552)	Expense	(2,253)	(1,981)
(2,367)	(2,212)	(311)	'Monetary & Foreign Exchange Correction - Assets	(2,184)	(4,889)
2,861	2,551	381	'Monetary & Foreign Exchange Correction - Liabilities	2,513	5,899

110	(776)	318		(691)	1,321
182	21	(94)	Gains from Investment in Subsidiaries	1,350	706

6,700	5,795	4,816	Operating Profit	25,856	25,588
(134)	(161)	(229)	Non-operating Income (Expense)	(551)	(320)
(1,097)	(1,499)	(1,033)	Income Tax & Social Contribution	(6,891)	(6,966)
(182)	(97)	(251)	Employee Profit Sharing Plan	(660)	(777)

5,287	4,038	3,303	Net Income (Loss)	17,754	17,525

Holding Company Balance Sheet

Assets	R$ Million
	Dec. 31, 2004	Sep. 30, 2004	Dec. 31, 2003

Current Assets	35,443	36,536	39,247

Cash and Cash Equivalents	11,580	13,137	20,223
Accounts Receivable	7,421	7,629	5,856
Inventories	11,556	11,406	8,383
Others	4,886	4,364	4,785

Non-Current Assets	45,128	44,456	33,664

Petroleum & Alcohol Account	749	754	689
Subsidiaries, Controlled Companies and Affiliates	35,182	34,502	23,306
Ventures under Negotiation	1,211	1,491	1,584
Advances to Suppliers	959	963	1,022
Advance for Pension Plan Migration	1,218	1,316	1,193
Deferred Taxes and Social Contribution	860	840	863
Others	4,949	4,590	5,007

Fixed Assets	57,065	54,073	46,912

Investments	14,049	13,437	11,817
Property, Plant & Equipment	42,582	40,235	34,826
Deferred	434	401	269

Total Assets	137,636	135,065	119,823

Assets	R$ Million
	Dec. 31, 2004	Sep. 30, 2004	Dec. 31, 2003

Current Liabilities	47,937	47,444	43,542

Short-Term Debt	1,310	1,712	1,532
Suppliers	26,950	25,350	20,688
Taxes & Social Contribution Payable	6,583	6,117	6,406
Dividends	5,044	3,290	5,647
Project Finance and Joint Ventures	4,652	6,607	3,744
Pension Fund Obligations	415	325	435
Others	2,983	4,043	5,090

Long-Term Liabilities	25,445	25,652	24,761

Long-Term Debt	8,589	9,039	9,723
Subsidiaries & Controlled Companies	3,420	3,764	4,109
Pension Fund Obligations	601	641	288
Health Care Benefits	5,214	4,965	4,217
Deferred Taxes & Social Contribution	5,264	5,203	4,445
Others	2,357	2,040	1,979

Shareholders’ Equity	64,254	61,969	51,520

Capital Stock	33,235	33,235	20,202
Reserves	13,265	15,018	13,793
Net Income	17,754	13,716	17,525

Total Liabilities	137,636	135,065	119,823

Holding Company Cash Flow Statement

				R$ Million
	FourthQuarter			Fiscal Year
3Q-2004	2004	2003		2004	2003
5,287	4,038	3,303	Net Income (Loss)	17,754	17,525
2,524	3,520	5,574	(+) Adjustments	8,195	4,980

1,098	1,063	804	Depreciation & Amortization	3,807	2,850
(5)	6	(4)	Petroleum & Alcohol Account	(59)	(45)
2,512	(525)	1,681	Supply of Oil and Oil By-products Abroad	4,801	(1,653)
545	1,461	(105)	Charges on Financing and Affiliated Companies	1,154	743
0	0	0	Minority Interest
(1,626)	1,515	3,198	Other Adjustments	(1,508)	3,085
7,811	7,558	8,877	(=) Net Cash Generated by Operating Activities	25,949	22,505
4,188	5,045	3,543	(-) Cash used for Cap.Expend.	14,317	12,118

2,298	2,988	1,532	Investment in E&P	9,126	6,652
1,575	931	1,348	Investment in Refining & Transport	3,845	3,628
94	372	744	Investment in Gas and Energy	508	855
54	430	(54)	Structured Projects Net of Advance	586	1,019
-	0	-	Dividends	(560)	(504)
167	324	(27)	Other Investments	812	468

3,623	2,513	5,334	(=) Free Cash Flow	11,632	10,387
6,082	4,070	1,133	(-) Cash used in Financing Activities	20,275	(1,915)

(2,459)	(1,557)	4,201	(=) Cash Generated in the Period	(8,643)	12,302

15,596	13,137	16,022	Cash at the Beginning of Period	20,223	7,921
13,137	11,580	20,223	Cash at the End of Period	11,580	20,223

Holding Company Added Value Statement

	R$ Million
	Fiscal Year
Description	2004	2003
Gross Operating Revenue from Sales & Services	120,087	107,357
Raw Materials Used	(14,428)	(7,841)
Products for Resale	(7,660)	(4,595)
Materials, Energy, Services & Others	(12,915)	(18,563)

Value Added Generated	85,084	76,358

Depreciation & Amortization	(3,807)	(2,850)
Participation in Subsidiaries, Amortization of Goodwill	1,350	706
Financial Income Net of Associated Cos.	1,384	1,382

Total Distributable Value Added	84,011	75,596

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	4,374	3,612
Government Entities
Taxes, Fees and Contributions	41,912	39,244
Government Participation	10,824	9,310
Deferred Income Tax & Social Contribution	1,692	(86)

	54,428	48,468

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	7,455	5,991
Shareholders
Dividends	5,044	5,647
Net Income in the Period	12,710	11,878

	17,754	17,525

PETROBRAS S.A

http: //www.petrobras.com.br/ri/english

For more information, please contact:

PETRÓLEO BRASILEIRO S.A – Petrobras
Investor Relations
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
Telephone: (55-21) 2534-1510 / 9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.